SOCKEYE SEAFOOD GROUP, INC.


December 19, 2005


Blaise A. Rhodes
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street  N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:	Sockeye Seafood Group, Inc.
     	Item 4.01 Form 8-K
     	File Number 000-51197

Dear Mr. Rhodes:

In response to your letter of November 25, 2005, I herewith respectfully submit the following responses, keyed to correspond to your enumerated comments:

1. We concluded that it was appropriate to hire an audit firm based in Malaysia for the following reasons: Our previous audit firm, Franklin Griffith and Associates, deregistered with the PCAOB and we found we needed to engage a new audit firm. Since David Knapfel, our Treasurer and Chief Financial Officer, now lives near Kuala Lumpur, Malaysia full time, we found it easier for him to communicate with an auditor located in the same city and with whom he had a prior working relationship. Furthermore, with Mr. Knapfel now living in Malaysia we are intending to expand operations into Malaysia and SE Asia which would increase the relevance of having our auditor there.

2. The audit firm of Esther Yap & Co. has been preparing financial reports for inclusion with SEC filings since April 2004. Mr. Knapfel was also a director of Thai One On, Inc., a publicly-traded company located in Malaysia, which used the audit firm of Esther Yap & Co. Audits and financial statements reviewed by the audit firm of Esther Yap & Co. were fully reviewed by the accounting staff at the SEC during the review process of Thai One On's SB-2 registration statement and associated amended filings and found to be satisfactory. We were therefore under the impression that their knowledge and expertise had already been demonstrated to the SEC satisfactorily over the past year and a half that they have been auditing and reviewing statements for SEC filings. We were also under the impression that during registration with the PCAOB, they also had to demonstrate some of these abilities in order to have their registration with the PCAOB granted.

Please find attached the requested letter of acknowledgement. We also filed the same letter on May 25, 2005 as was requested by the staff of the SEC at that time.

Thank you very much for your kind cooperation and assistance in this matter. If you have any further questions you can leave a message for me at our office or contact me via email at fish@sockeyeseafood.com.

Very truly yours,

/s/ David Knapfel,
    Treasurer and CFO

                            400-601 West Broadway
                        Vancouver BC V5Z 4C2   CANADA
                            Phone: 604-675-6872
                             Fax: 604-713-8601
                       Email: fish@sockeyeseafood.com
                        http://www.sockeyeseafood.com